SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of July, 2007	Commission File Number: 1-14678
CANADIAN IMPERIAL BANK OF COMMERCE
(Translation of registrant’s name into English)
Commerce Court
Toronto, Ontario
Canada M5L 1A2
(Address of principal executive offices)
     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☐	Form 40-F ☑
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
     Indicate by check mark whether by furnishing the information contained in this form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g 3-2(b) under the Securities Exchange Act of 1934:

Yes ☐	No ☑
The information contained in this Form 6-K is incorporated by reference into the Registration Statements on Form F-3 File No. 333-104577 and Form S-8 File nos. 333-130283 and 333-09874.

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

CANADIAN IMPERIAL BANK OF COMMERCE
Date: July 27, 2007	By:	/s/ Francesca Shaw
		Name:	Francesca Shaw
		Title:	Senior Vice-President

By:	/s/ Shuaib Shariff
	Name:	Shuaib Shariff
	Title:	Vice-President

Item 5 of Form F-3 filed with the Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934
INTRODUCTION
Canadian Imperial Bank of Commerce (CIBC) produces quarterly and annual reports, which are submitted to the U.S. Securities and Exchange Commission (SEC) under Form 6-K and Form 40-F, respectively. These reports are prepared in accordance with Canadian generally accepted accounting principles (GAAP). SEC regulations require certain additional disclosure to be included in registration statements relating to offerings of securities. This additional disclosure is contained within this document, which should be read in conjunction with CIBC’s Second Quarter 2007 Report, First Quarter 2007 Report, and 2006 Annual Accountability Report; these documents were submitted to the SEC on May 31, 2007, March 1, 2007 and December 18, 2006, respectively.
     When we use the term “CIBC,” “we,” “our,” and “us,” we mean Canadian Imperial Bank of Commerce and its consolidated subsidiaries.

Additional note to the financial statements (unaudited)
RECONCILIATION OF CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES
     CIBC’s interim consolidated financial statements are prepared in accordance with Canadian GAAP. Set out below are the more significant differences which would result if United States (U.S.) GAAP were applied in the preparation of the April 30, 2007 interim consolidated financial statements.
     For a full discussion of the relevant accounting differences between Canadian and U.S. GAAP, see Note 25 of the 2006 Annual Accountability Report. This note updates that disclosure for the six-month period ended April 30, 2007.
CONDENSED CONSOLIDATED BALANCE SHEET

$ millions, as at	April 30, 2007			October 31, 2006

	Canadian		U.S.	Canadian		U.S.
	GAAP	Adjustments	GAAP	GAAP	Adjustments	GAAP

ASSETS
Cash and non-interest bearing deposits with banks	$1,707	$—	$1,707	$1,317	$—	$1,317
Interest-bearing deposits with banks	14,734	—	14,734	10,536	—	10,536
Securities
Trading	63,404	7,856	71,260	62,331	1,368	63,699
Available for sale	14,227	(974)	13,253	—	20,828	20,828
Designated at fair value	6,132	(6,132)	—	n/a	—	n/a
Investment	n/a	—	n/a	21,167	(21,167)	—

Securities borrowed or purchased under resale agreements	30,916	—	30,916	25,432	—	25,432
Loans	156,520	(2)	156,518	145,625	2	145,627
Other
Derivative instruments market valuation	17,233	—	17,233	17,122	889	18,011
Customers’ liability under acceptances	8,277	—	8,277	6,291	—	6,291
Land, building and equipment	2,142	—	2,142	2,032	—	2,032
Goodwill	1,983	—	1,983	982	—	982
Other intangible assets	475	18	493	192	18	210
Other assets	8,830	692	9,522	10,957	(567)	10,390

	$326,580	$1,458	$328,038	$303,984	$1,371	$305,355

LIABILITIES AND SHAREHOLDERS’ EQUITY
Deposits	$221,169	$(1,694)	$219,475	$202,891	$(4,349)	$198,542
Other
Derivative instruments market valuation	17,224	(18)	17,206	17,330	1,045	18,375
Acceptances	8,277	—	8,277	6,297	—	6,297
Obligations related to securities sold short	13,743	(74)	13,669	13,788	1,301	15,089
Obligations related to securities lent or sold under repurchase agreements	31,772	—	31,772	30,433	—	30,433
Other liabilities	13,867	3,360	17,227	14,716	3,383	18,099
Subordinated indebtedness	6,011	—	6,011	5,595	—	5,595
Preferred share liabilities	600	(600)	—	600	(600)	—
Non-controlling interests	161	—	161	12	—	12
Shareholders’ equity
Preferred shares	2,731	600	3,331	2,381	600	2,981
Common shares	3,135	(79)	3,056	3,064	(92)	2,972
Treasury shares	(4)	—	(4)	(19)	—	(19)
Contributed surplus	76	(208)	(132)	70	—	70

Foreign currency translation adjustments	n/a	—	n/a	(442)	442	—
Retained earnings	8,200	310	8,510	7,268	92	7,360
Accumulated other comprehensive income (net of taxes)
Foreign currency translation adjustments	(489)	(78)	(567)	—	(520)	(520)
Net unrealized losses on available for sale securities	(25)	—	(25)	—	(29)	(29)
Net gains on cash flow hedges	132	—	132	—	157	157
Additional pension obligation	—	(61)	(61)	—	(59)	(59)

	$326,580	$1,458	$328,038	$303,984	$1,371	$305,355

CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS

	2007	2006
$ millions, except share and per share amounts, for the six months ended	April 30	April 30

Net income as reported	$1,577	$1,165

Net interest income
Preferred share liabilities	16	16
Non-interest income
Trading revenue	158	—
Capital repatriation	—	(23)
Derivative instruments and hedging activities	81	68
Revenue on financial instruments designated at fair value and related economic hedges	(102)	—
Equity accounting	7	13
Valuation adjustments	(4)	—
Insurance reserves & deferred acquisition costs	(8)	—
Non-interest expenses
Employee future benefits	7	8
Stock-based compensation	67	96
Adjustment related to the application of the effective interest rate method(1)	50	—
Net change in income taxes due to the above noted items	(88)	(38)
Change in accounting policy, net of taxes (2)	—	36

	184	176

Net income based on U.S. GAAP	1,761	1,341
Preferred share dividends and premiums	(105)	(82)

Net income applicable to common shareholders	$1,656	$1,259

Weighted-average basic shares outstanding (thousands)	337,320	334,745
Add: stock options potentially exercisable (3)	3,662	3,864

Weighted-average diluted shares outstanding (thousands)	340,982	338,609

Basic EPS	$4.91	$3.76
Diluted EPS	$4.86	$3.72

(1)	Please refer to the note on the following page under the title “Guidance for quantifying financial statement misstatements”.

(2)	Represents the effect of implementing Statement of Financial Accounting Standards (SFAS) 123 (revised 2004), “Share-based Payment”.

(3)	For the portion of the awards for which the holder has the option to exercise in cash or shares, it is assumed that 70% of the awards will be exercised for shares.
CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

	2007	2006
$ millions, for the six months ended	April 30	April 30

Net income based on U.S. GAAP	$1,761	$1,341

Other comprehensive income, net of tax
Foreign currency translation adjustments	(47)	(143)
Unrealized gains (losses) on available for sale securities	4	(127)
Gains (losses) on cash flow hedges	(25)	52
Change in additional pension obligation	(2)	—

Total other comprehensive income	(70)	(218)

Comprehensive income	$1,691	$1,123

Changes in significant accounting policies affecting Canadian and U.S. GAAP differences
Financial instruments
The Canadian GAAP accounting for securities, derivatives and hedging relationships became substantially harmonized with U.S. GAAP upon the adoption of the Canadian Institute of Chartered Accountants (CICA) handbook sections 1530, “Comprehensive income”, 3855, “Financial Instruments — Recognition and Measurement”, 3865, “Hedges”, and 3251 “Equity ”, effective November 1, 2006. The significant differences between Canadian GAAP and U.S. GAAP subsequent to the adoption of these new Canadian standards primarily relate to the following:
•	While the new Canadian GAAP hedge accounting rules are now substantially harmonized with U.S. GAAP, we continue to designate certain hedges for accounting purposes only under Canadian GAAP.

•	Our residential mortgage commitments continue to meet the definition of a derivative only under Canadian GAAP.

•	Canadian GAAP provides an entity with the option to designate certain instruments on initial recognition as instruments that it will measure at fair value through the consolidated statement of operations (the “fair value option”). As U.S. GAAP does not currently embody the concept of a “fair value option”, instruments to which we have applied the fair value option under Canadian GAAP receive different classification under U.S. GAAP. Certain securities to which we apply the fair value option under Canadian GAAP are classified as trading securities under U.S. GAAP, while certain traded loans under U.S. GAAP are also carried at fair value and classified as loans on the consolidated balance sheet. Other instruments that we have applied the fair value option to under Canadian GAAP, such as certain deposit liabilities, are not currently carried at fair value under U.S. GAAP.

•	Under the new Canadian standards, trading securities must now be valued based on quoted bid prices, while current U.S. GAAP requires the use of quoted closing prices. In addition, certain valuation adjustments that continue to apply under Canadian GAAP are not permitted under U.S. GAAP.
Guidance for quantifying financial statement misstatements
As of November 1, 2006 CIBC adopted Staff Accounting Bulletin No. 108, “Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements” (SAB 108) that describes the approach that should be used to quantify the materiality of a misstatement and provides guidance on how prior year misstatements, when they are identified, should be considered in the current year financial statements. SAB 108 requires registrants to quantify misstatements using both a balance sheet and an income statement approach and evaluate whether either approach results in quantifying a misstatement, when all relevant quantitative and qualitative factors are considered, as material to current or prior period financial statements. Based on SAB 108, an immaterial adjustment has been recognized to increase earnings in the amount of $50 million pre-tax and $36 million after-tax related to the application of the effective interest rate method.
Accounting changes and error corrections
Effective November 1, 2006, we adopted Statement of Financial Accounting Standard (SFAS) 154, “Accounting Changes & Error Corrections”. The statement provides entities with guidance on reporting a change in accounting estimate, a change in accounting policies, the correction of an error in previously issued financial statements, and the reporting and disclosure of accounting changes in interim-period information. This guidance harmonized U.S. GAAP with existing Canadian GAAP for these matters. The adoption of this U.S. accounting standard did not impact our consolidated financial position or results of operations.
Accounting for certain hybrid financial instruments
Effective November 1, 2006, we adopted SFAS 155, “Accounting for Certain Hybrid Financial Instruments — an amendment of FASB Statements No. 133 and 140”. SFAS No. 155 allows any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation under SFAS 133, “Accounting for Derivative Instruments and Hedging Activities” to be carried at fair value in its entirety, with changes in fair value recognized in earnings. In addition, SFAS 155 requires that beneficial interests in securitized financial assets be analyzed to determine whether they are freestanding derivatives or contain an embedded derivative. We did not elect to measure any hybrid financial instrument at fair value and as a result, the adoption of this U.S. accounting standard did not impact our consolidated financial position or results of operations.
Accounting for servicing financial assets
Effective November 1, 2006, we adopted SFAS 156, “Accounting for Servicing of Financial Assets — an amendment of FASB Statement 140”. SFAS 156 requires an entity to initially measure servicing rights at fair value and either amortize servicing rights over the term of the servicing contract and adjust based on a comparison to fair value each reporting date or to subsequently remeasure the servicing rights at fair value with changes in fair value recognized in earnings in the period. The adoption of this U.S. accounting standard did not impact our consolidated financial position or results of operations.
Limited partnerships
In June 2005, the Financial Accounting Standards Board (FASB) issued Emerging Issues Task Force Abstract (EITF) 04-5, which provides guidance on determining whether a general partner controls a limited partnership. The EITF was effective after June 29, 2005, for all newly formed limited partnerships and for any pre-existing limited partnerships that modify their partnership agreements after that date. The EITF was effective for general partners of all other limited partnerships on November 1, 2006. The guidance is based on the fundamental principle that a general partner in a limited partnership is presumed to control the limited partnership, regardless of the extent of its ownership interest. Consequently, a general partner is required to consolidate the partnership unless the presumption of control can be overcome. The assessment of whether the limited partners possess sufficient rights to overcome this presumption is a matter of judgment that depends on facts and circumstances. The adoption of this U.S. accounting guidance did not impact our consolidated financial position or results of operations.
Future accounting changes
We are currently evaluating the impact of adopting the standards listed below:
Accounting for defined benefit pension and other post-retirement plans
In September 2006, the FASB issued SFAS 158, “Employers’ Accounting for Defined Benefit Pension Plan and Other Post-retirement Plans — an amendment of FASB Statements No. 87, 88, 106 and 132 (R).” This statement does not change the current or future net income recognition related to post-retirement benefit plans, but requires an entity to recognize the full over-funded or under-funded status of a defined benefit post-retirement plan as an asset or liability in its balance sheet. The unamortized balances that were previously netted from the funded status will now be reported as a component of accumulated other comprehensive income. The statement also requires an entity to measure the funded status of a plan as of the date of its year-end balance sheet. The requirement to recognize the funded status of a defined benefit post-retirement plan is to be applied prospectively and is effective at the end of the fiscal year 2007. The requirement to measure the plan assets and benefit obligations as of the date of the entity’s year-end balance sheet is effective in fiscal 2009.
Accounting for uncertainty in income taxes
In June 2006, the FASB issued FIN 48, “Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109”. This interpretation requires that an entity recognize in the financial statements, the impact of a tax position, if that position is more likely than not to be sustained on examination by the taxing authorities, based on technical merits of the position. Tax benefits resulting from such a position should be measured as the amount that is more likely than not on a cumulative basis to be sustained on examination. FIN 48 also provides guidance on derecognition, classification, interest and penalties on income taxes and accounting in interim periods. The provisions of FIN 48 are effective beginning November 1, 2007, with the cumulative effect of the change in accounting principle recorded as an adjustment to the November 1, 2007 opening retained earnings.

Fair Value Measurement
In September 2006, the FASB issued SFAS 157, “Fair Value Measurements”, which offers enhanced guidance for using fair value to measure assets and liabilities. It provides a single definition of fair value, together with a framework for measuring it, and requires additional disclosure about the use of fair value to measure assets and liabilities. The statement specifies a hierarchy whereby the fair value with the highest priority is a quoted price in an active market. Under the statement, fair value measurements are disclosed by level within that hierarchy. The statement will require the use of bid and ask prices as appropriate, rather than closing prices, for valuing securities. In addition, the statement will require that the “day-1” profits on derivatives fair valued without the benefit of observable market inputs be recognized in income rather than effectively deferred and then recognized on an appropriate basis over the life of the derivative. SFAS 157 is effective beginning November 1, 2008.
Fair value option for financial assets and liabilities
On February 15, 2007, the FASB issued SFAS 159, “The Fair Value Option for Financial Assets and Liabilities”, which provides an entity the option to report selected financial assets and liabilities at fair value. SFAS 159 is effective beginning November 1, 2008.